United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CBIZ, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

124805102

(CUSIP Number)

Jason Carri
P2 Capital Partners, LLC
590 Madison Avenue, 25th Floor
New York, New York 10022
(212) 508-5500

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

January 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 124805102

1	NAME OF REPORTING PERSON. P2 Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,390,997 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,390,997 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,997 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 124805102

1	NAME OF REPORTING PERSON. P2 Capital Master Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,390,997 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,390,997 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,997 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124805102

1	NAME OF REPORTING PERSON. Claus Moller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,390,997 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,390,997 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,997 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

 This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2019 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 1	Security and Issuer

 Item 1 is hereby amended and replaced by the following:

 This Schedule 13D relates to the shares of Common Stock, $0.01 Par Value (the “Shares”) of CBIZ, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6801 Brecksville Rd, Door N, Independence, Ohio 44131.

Item 2	Identity and Background

 Item 5 is hereby amended in relevant parts as follows:

 Master Fund VI, which was previously a Reporting Person with respect to the Schedule 13D, ceased doing business, and its certificate of limited partnership in the State of Delaware was cancelled as of April 28, 2023 and, accordingly, is no longer a Reporting Person. Master Fund XII, which was previously a Reporting Person with respect to the Schedule 13D, ceased doing business, and its certificate of limited partnership in the State of Delaware was cancelled as of April 5, 2022 and, accordingly, is no longer a Reporting Person.

 The remaining Reporting Persons are Master Fund I, the Manager and Claus Moller.

Item 5	Interest in Securities of the Issuer

 Item 5 is hereby amended in relevant part as follows:

(a), (b): The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on January 26, 2024, Master Fund I beneficially owned an aggregate of 2,390,997 Shares, representing approximately 4.8% of the outstanding Shares. As of the close of business on January 26, 2024, each of the Manager and Mr. Moller may be deemed to beneficially own 2,390,997 Shares, representing approximately 4.8% of the outstanding Shares. All percentages set forth in this paragraph and the cover pages of this Statement on Schedule 13D are based on 49,841,832 Shares outstanding (as of October 23, 2023), which number of Shares is based upon the number of Shares reported as outstanding at October 23, 2023 in the Issuer’s Report on Form 10-Q filed on October 26, 2023 for the quarter ended September 30, 2023.

 Master Fund I is the direct owner of the Shares reported owned by it. For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of Master Fund I, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by Master Fund I. Each of the Manager and Mr. Moller disclaims beneficial ownership of the Shares for all other purposes.

(c): Except as set forth above or in Schedule I, no Reporting Person has engaged in any transaction during the past 60 days in any Shares.

(d): Not applicable.

(e): As of January 25, 2024, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the outstanding Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2024

P2 Capital Master Fund I, L.P.	By: P2 Capital Partners, LLC, as Investment Manager

/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

P2 Capital Partners, LLC	/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

CLAUS MOLLER	/s/ Claus Moller

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. The transactions occurred on the open market and the reported price per share excludes brokerage commissions.

Shares Purchased/(Sold) by Manager on behalf of Master Fund I

Number of Shares Purchased/(Sold)	Price Per Share	Date
(4,200)	$64.8225	1/25/24
(100,000)	$65.0783	1/26/24